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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 01 2005

SEC FILE NUMBER
8-52096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRAL CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 WALL STREET
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARYL DENSON (212) 905 - 7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-25-05

OATH OR AFFIRMATION

I, DARYL DENSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTEGRAL CAPITAL GROUP, LLC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

CHRISTINE E. BALUBAYAN
Notary Public, State Of New York
No. 01BA6065266
Qualified In Bronx County
Commission Expires October 15, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Integral Capital Group, LLC
(Formerly Sonic Trading LLC)

We have audited the accompanying statement of financial condition of Integral Capital Group, LLC (formerly Sonic Trading LLC) (the "Company") (a wholly owned subsidiary of Evolution Trading Management, LLC) as of December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Capital Group, LLC (formerly Sonic Trading LLC) as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 16, 2005

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead

INTEGRAL CAPITAL GROUP, LLC
(FORMERLY SONIC TRADING LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 21,134	
Deposit with clearing broker	25,946	
Prepaid expense	6,188	
TOTAL ASSETS		$ 53,268

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 15,326	
Due to Parent	30,000	
TOTAL LIABILITIES		$ 45,326
MEMBER'S EQUITY		7,942
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 53,268

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Principles

Nature of Business

Integral Capital Group, LLC (formerly Sonic Trading LLC) (the "Company"), a Florida Limited Liability Company ("LLC"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is wholly-owned by Evolution Trading Management, LLC (formerly Sonic Trading Management, LLC) (the "Parent").

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities. Pursuant to the Company's NASD membership agreement, the Company may engage in the following activities: a) Broker or dealer retailing corporate equity securities over-the-counter; and b) Non-exchange member arranging for transactions in listed securities by exchange member.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Income Taxes

The Company files consolidated Federal, State and Local tax returns with its Parent. The members of an LLC are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, no provision or liability for Federal or State income taxes has been included in the financial statements. The tax provision, if required, within these statements would represent the Company's share of the New York City Unincorporated Business Tax ("NYCUBT") and a New York State filing fee. The NYCUBT is calculated as if the Company filed on a separate return basis.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with accounting principles generally in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Member's Equity

During May 2004, the Parent made a capital contribution of $10,000.

NOTE 3 - Net Capital Deficiency

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 8, 2004, the Company funded a prepaid expense of $6,188 causing the Company to fall below its minimum net capital requirement. The Company was in violation of the minimum net capital requirement until January 20, 2005, when the Parent contributed $10,000.

At December 31, 2004, the Company's net capital amounted to $1,754, which was a deficiency of $3,246 to its required net capital of $5,000. The Company's net capital ratio was 25.8 to 1.

NOTE 4 - Related Party Transactions

The Company has a license and expense agreement with the Parent. The agreement provides that the Parent is to provide support, staffing, other management services and office facilities. The Parent allocated $15,000 of expenses to the Company for the year ended December 31, 2004 in accordance with the agreement.